May 8, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate and Commodities
100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin

Re:	Health Sciences Acquisitions Corporation Registration Statement on Form S-1 Filed April 16, 2019, as amended File No. 333-230893

Dear Ms. Martin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Health Sciences Acquisitions Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on May 9, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 525 copies of the Preliminary Prospectus, dated April 16, 2019, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature page follows]

Very truly yours,

CHARDAN CAPITAL MARKETS LLC, as Representative of the Several Underwriters

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Managing Director